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4 March 2004

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   18 February – Pearson to announce its preliminary results for 2003
   18 February – Pearson Education and the Wharton School………
   26 February – Recoletos announces its 2003 preliminary results
   1 March – Pearson plc preliminary results
   2 March – Penguin to publish insider's account …………..

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Company Secretary

dlw 3/12

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9



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18 February 2004

Pearson to announce its preliminary results for 2003

Pearson will announce its preliminary results for 2003 on Monday 1 March 2004 at 7:00am GMT.

UK Presentation
Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, will host a presentation of the results for analysts and investors at 09:30 GMT that day at the British Library Conference Centre on Euston Road in London.

A live and on demand audiocast of the presentation will be available here.

US Conference Call
Marjorie and Rona will also host a conference call for US analysts and investors at 10:00am ET that day (15:00 GMT). To participate in the conference call, please call +1 888 339 2688 from within the US or +1 617 847 3007 from outside the US. The passcode is 16397017. Please call in 5 minutes early.

A live and on demand audiocast of the US conference call will be available here.

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18 February 2004

Pearson Education and the Wharton School launch Wharton School publishing

New Force In Business Publishing

Upper Saddle River, NJ/Philadelphia, PA - Pearson Education, the world's leading education company, and the Wharton School of the University of Pennsylvania, one of the world's premier business schools, today announced the launch of Wharton School Publishing, an innovative new player in global business publishing. Wharton School Publishing will provide practical knowledge that can be applied by business leaders to make real change in their professional lives.

Wharton School Publishing will publish a select group of the world's foremost business thinkers in print, audio, and interactive formats. All titles will receive the Wharton seal of approval, ensuring that each is timely, important, conceptually sound, empirically based and implementable. They will include books, audio books, e-documents, CD-ROMs, and videos. Wharton School Publishing's editorial focus on applicable knowledge, along with multi-media publishing, will enable readers to gain new insights into the issues shaping the future of business, and plan and take action to achieve their goals.

Through Pearson's extensive distribution channels, Wharton School Publishing aims to become the world's leading imprint for applied business knowledge, publishing in multiple languages and reaching all corners of the world.

Wharton School Publishing represents distinguished authors from the world's leading business schools and corporations, including CK Prahalad, co-author of the breakthrough bestseller, *Competing For the Future* ; management guru Kenichi Ohmae; former Citigroup Chief Technical Officer Colin Crook; leading members of the Wharton School faculty, such as Marketing Professor Jerry Wind; and other academics.

The imprint's first two titles are Wind and Crook's *The Power of Impossible Thinking: How to Transform the Business of Your Life and the Life of Your Business*, and Prahalad's *The Fortune at the Bottom of the Pyramid: Eradicating Poverty Through Profits*. Other forthcoming titles include *Will Your Next Mistake Be Fatal? Avoiding the Mistake Chain That Can Destroy Your Organization*; *The Enthusiastic Employee: What Workers Want, And Why Employers Should Give It To Them*; and *Conflict and Consensus: Why Great Leaders Don't Take Yes For An Answer* . (Complete author information and title descriptions can be found in the attached document).

Ahead of the imprint's first release in July 2004, Wharton School Publishing is showcasing book content and other materials free of charge at www.whartonsp.com. Visitors will

through the imprint's official launch in summer 2004. New texts will appear on a regular basis each month. The first books to be available online will be *The Power of Impossible Thinking: How to Transform the Business of Your Life and the Life of Your Business* and *The Fortune at the Bottom of the Pyramid: Eradicating Poverty Through Profits* .

Marjorie Scardino, Chief Executive of Pearson, said, "The world's best companies and business people keep investing in learning throughout their lives. Our partnership with Wharton will turn the latest academic ideas into practical learning that business people can apply to make their companies more valuable."

Wharton Dean Pat Harker commented, "Wharton School Publishing is really an extension of the School's long-standing commitment to excellence in business education, thought leadership, and to the creation and dissemination of knowledge. This initiative also reinforces our belief that people learn in multiple ways - whether it be books, audio or interactive tools. Wharton School Publishing's variety of offerings will meet those needs, and, perhaps most important, will come with the Wharton seal of approval."

"Today's business readers are bombarded with many new ideas," said Jerry Wind, Wharton Marketing Professor and Co-Editor of Wharton School Publishing, "We are helping to cut through the clutter with ideas that are rigorous, timely and implementable."

Fifteen leading Wharton faculty members sit on the Wharton School Publishing editorial board. The board's responsibilities include identifying topics for books and ensuring the consistent quality of the imprint's portfolio. Wharton School Publishing's co-editors are Jerry Wind and Pearson Education's Tim Moore.

About The Wharton School

The Wharton School of the University of Pennsylvania is recognized around the world for its academic strengths across every major discipline and at every level of business education. Founded in 1881 as the first collegiate business school in the nation, Wharton has approximately 4,600 undergraduate, MBA, and doctoral students, more than 8,000 participants in its executive education programs annually, and an alumni network of more than 77,000 worldwide. It is a leader in the creation and dissemination of business knowledge, through innovative resources such as Knowledge@Wharton, the school's online journal of research and business analysis, which has more than 313,000 registered users in 189 countries.

About Pearson

Pearson Education is part of Pearson (NYSE: PSO), the international media company with market leading businesses in education, business information and consumer publishing. Best-selling titles from Pearson's Penguin Group include *Re-Imagine!*, by Tom Peters (DK Publishing); *Who Moved My*

Johnson and Kenneth Blanchard (Berkley Books). Titles from Portfolio, Penguin's business book imprint, include *The Smartest Guys In The Room: The Amazing Rise and Scandalous Fall of Enron*, by Bethany McLean and Peter Elkind; and *Purple Cow: Transform Your Business by Being Remarkable* , by Seth Godin.

Best-selling business authors from Pearson Prentice Hall, the college imprint, include marketing guru Philip Kotler, who authors every leading book in the field; accounting icon Charles Horngren, one of the most influential teachers of his generation; preeminent economics writers Robin Bade & Michael Parkin; and management experts Stephen Robbins & Mary Coulter. Pearson Education business publishing includes Pearson Prentice Hall (PH-PTR), Financial Times/Prentice Hall and Reuters imprints. Pearson Education's academic imprints, including Pearson Addison Wesley, are also market share leaders in business, finance and economics disciplines.

WHARTON SCHOOL PUBLISHING TITLES

2004 - 2005 List

- THE POWER OF IMPOSSIBLE THINKING: HOW TO TRANSFORM THE BUSINESS OF YOUR LIFE AND THE LIFE OF YOUR BUSINESS, Yoram (Jerry) Wind, The Wharton School, and Colin Crook, former CTO of Citigroup.

  To change almost anything in organizations, our careers or our personal lives, we first need to change the way we think. This book offers a framework for challenging our mental mindsets, improving our skills in making sense of the world around us, and acting quickly on those new insights.

- THE FORTUNE AT THE BOTTOM OF THE PYRAMID: ERADICATING POVERTY THROUGH PROFITS, CK Prahalad, University of Michigan Business School.

  Fortune at the Bottom of the Pyramid represents a unique idea and a genuine opportunity for companies to commit their energy and resources to a higher goal: a more inclusive capitalism that in a very real sense can help the disadvantaged of our world. The book will be endorsed by the UN Commission Private Development and Poverty, heads of state and CEOs around the world.

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- WILL YOUR NEXT MISTAKE BE FATAL? AVOIDING THE MISTAKE CHAIN THAT CAN DESTROY YOUR ORGANIZATION, Robert Mittelstaedt, The Wharton

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26 February 2004

Recoletos announces its 2003 preliminary results

Here you may download a pdf of the Recoletos 2003 preliminary results press release and the presentation.

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RECOLETOS
Investor Relations

PRELIMINARY RESULTS
YEAR 2003
(January – December)
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

Highlights from the results of the full year 2003 are as follows:

1. **Consolidated revenues** up (+4.7%) compared to the year 2002, to € 245.43 million as **advertising revenues increase by 2.2%** (+0.3% excluding Argentina, Chile and Portugal) **and circulation revenues** by 2.7% (+2.1% underlying).

2. **Direct costs** and **central costs** increase (+7.0% and +5.1% respectively). On an underlying basis, excluding activities outside Spain, direct costs increase by 3.8%.

3. **EBITDA** on a consolidated basis decreases (4.2%) at € 52.16 million. **EBIT** amounts to € 41,40 million (-4.4%)

4. The reported **extraordinary result**[1] includes capital gains of € 46.89 million from the sale of our 30% stake in Unidad Editorial S.A. (Unedisa).

5. **Net profit**[2] amounts to € 60.52 million (vs. € 50.27 million in 2002).

6. The **net cash position** reaches € 196.29 million.

7. Recoletos´ main titles maintain their leadership. *Marca´s* circulation has increased (+2.9%) and copy sales of *Expansión* show a recovery at the end of the year. According to the last EGM[3] our main titles have increased their readership significantly in 2003 (*Marca* +9,8%, *Expansión* +44,7%, *Telva* +34,1%). This proves that the efforts made to re-launch and improve our publications have borne fruit despite having increased the cost base.

Comparing the fourth quarter of 2003 (Oct-Dec.) with the same quarter in 2002:

1. Revenues increase (15.3%) as advertising revenues increase by 4.3% and circulation revenues by 18.3%. Underlying total revenues increase by 16.2%.

2. Underlying direct costs increase by 11.2% and central costs by 4.8%. This is mainly due to increased personnel and printing costs as circulation has increased and new magazines and promotions have been launched.

3. Profitability increases: EBITDA (+30.8%), EBIT (+36.0%).

4. The significant increase in profitability derives mainly from the remarkable performance of the Sports division, with an increase in total revenues of 31.3% reaching € 40.71 million. Advertising and circulation revenues of this content division have increased by 18.7% (€ 12.82 million) and 23.1% (€ 24.57 million), respectively. Sports´ Gross Margin in 4Q03 amounts to 34.8% (vs. 29.2% in 4Q2002).

5. Trading conditions remain uncertain although the advertising market has improved in the last months of 2003. This improvement derives mainly from advertising spend recovery in the consumer and luxury goods sectors and is reflected in the excellent performance of the Sports division. On the contrary, the Business and Finance division continues to suffer from sluggish B2B and financial services advertising.

[1] In 2002 the extraordinary result included a goodwill amortisation of €15.00 million corresponding to Argentina
[2] Net profit before minorities, net profit after minorities amounts to € 59.80 million (vs. € 49,57 million in 2002)
[3] EGM "Encuesta General de Medios" compares audience/readership figures for the period December-October

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account

Million €	2003	2002	Var. %
Revenues	**245.43**	**234.47**	**4.7**
Direct Costs	180.35	168.63	7.0
Gross Profit	**65.08**	**65.84**	**(1.2)**
Central Costs	23.68	22.54	5.1
EBIT	**41.40**	**43.31**	**(4.4)**
Interest Income (Expense)	4.41	55.61	-
Goodwill Amortisation	(1.38)	(11.48)	-
Associated Undertakings	1.87	0.12	-
Profit on Ordinary Activities	**46.29**	**87.56**	**(47.1)**
Extraordinary Results	46.90	(17.92)	-
Profit before Tax	**93.19**	**69.64**	**33.8**
Income Tax	(32.66)	(19.36)	68.7
Consolidated Net Income	**60.52**	**50.27**	**20.4**
Cons. Net Income a. Minorities	**59.80**	**49.57**	**20.6**
Depreciation	**10.76**	**11.13**	**(3.4)**
EBITDA	**52.16**	**54.44**	**(4.2)**

Below we present the consolidated underlying P&L. which excludes our operations in Argentina, Chile, Portugal and Last Lap[4]:

*Table 2: Consolidated Profit and Loss Account "Underlying"**

Million €	2003	2002	Var. %
Revenues			
Advertising	92.88	92.61	0.3
Circulation	112.74	110.47	2.1
Others	23.10	20.08	15.0
Total Revenues	**228.71**	**223.17**	**2.5**
Direct Costs	160.21	154.30	3.8
Gross Profit	**68.50**	**68.87**	**(0.5)**
Central Costs	23.68	22.54	5.1
EBIT	**44.82**	**46.33**	**(3.3)**
Depreciation	10.56	10.89	(3.0)
EBITDA	**55.38**	**57.22**	**(3.2)**

**Excludes activities in Argentina. Chile and Portugal*

[4] Recoletos announced July 21st 2003 the acquisition of a 49% stake in Last Lap, a company specialised in the organisation of sport events.

II. MARGINS

The margins are as follows:

Table 3: Margins

Million €	2003	2002
Consolidated:		
Gross Profit / Revenues	26.5%	28.1 %
EBITDA / Revenues	21.3%	23.2 %
EBIT / Revenues	16.9%	18.5 %
Consolidated "Underlying":		
Gross Profit / Revenues	30.0%	30.9%
EBITDA / Revenues	24.2%	25.6%
EBIT / Revenues	19.6%	20.8%

III. OPERATING REVENUES

Total operating revenues amount to € 245.43 million up 4.7%.

a) The following table shows the consolidated operating revenues of Recoletos by source of income:

Table 4: Operating Revenues

Million €	2003	2002	Var. %
Advertising	102.66	100.48	2.2
Circulation	116.26	113.15	2.7
Other revenues	26.52	20.85	27.2
Total Revenues	**245.43**	**234.47**	**4.7**

Advertising revenues show an increase of 2.2% (up 0.3% on an underlying basis) with strong recovery in 4Q03 (in 9M03 advertising revenues grew by 1.2%). Advertising revenues in Sports increase by 4.0% showing a better trend than the publishing sector as a whole, due to a remarkable performance in 4Q03 with an increase in advertising revenues of 18.7%. Business and Finance continues to be hit by sluggish advertising (-2.3%, underlying –9.3% vs. –12.9% in 9M03).

Advertising revenues also grow in Women´s interest (+13.3%) and Medical (+1.5%), whereas they decrease slightly in Youth (-0.8%).

Circulation revenues increase by 2.7% due to *Marca´s* and *Telva´s* circulation increases of 2.9% and 3.3%, respectively and sales of exceptional products, promotions and publications of the Sports division. On the contrary, *Expansión´* circulation was down 2.9%. Excluding activities outside Spain, circulation revenues at the consolidated level increase by 2.1%.

"Other revenues" are up 27.2%, due to the integration of *Last Lap* and higher revenues in the *Conferences & Training* division, *MarcaMedia*, *Recoprint* (printing for third parties) and *Novomedia* (advertising agency).

b) Looking at the revenues performance by content areas[5], Sports (+6.0%), Women´s Interest (+11.9%) and Youth (+2.8%) show remarkable growth rates. Business and Finance benefits from the integration of our publications outside Spain (consolidated revenues +0.6%). Sports remains, with 58.1%, the largest contributor to group revenues.

[5] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

Table 5: Revenues by content areas

Million €	2003	% of total	2002	Var. %
Sports	142.71	*58.1*	134.57	6.0
Business & Finance	63.34	*25.8*	62.96	0.6
Women's Interest	15.56	*6.3*	13.91	11.9
Medical	8.32	*3.4*	8.31	0.2
Youth	3.51	*1.4*	3.41	2.8
Others	11.99	*5.0*	11.31	6.0
Total Revenues	**245.43**	***100.0***	**234.47**	**4.7**

In Sports, advertising revenues (+4.0%) and circulation revenues (+2.4%) increase. Copy sales of *Marca* have increased by 2.9% to an average daily circulation of 390,676. *Marca's* market share in 2003 is 48.4% (vs. 49.3% in 2002. Source: AEDE).

Revenues from Business and Finance increase by 0.6% due to higher circulation (+3.2%) revenues, while advertising revenues decline (-2.3%). Excluding activities outside Spain, advertising revenues in Business and Finance decrease by 9.3% and circulation revenues by 2.0%. *Expansión* has an average daily circulation of 46,307 (-2.9%) in 2003. It is worth noting the increase in circulation of the magazine *Actualidad Económica* of 2.5%, reaching average weekly circulation of 20,571.

In Women's Interest, advertising and circulation revenues increase significantly (+13.3% and +6.2% respectively). *Telva* magazine had an average monthly circulation of 164,274 in 2003 (+3.3%).

In Medical, advertising revenues are up (+1.5%) and in Youth, "other revenues" increase due to the launch of *The Universities' Guide*.

IV. DIRECT COSTS

Consolidated direct costs increase by 7.0% and 3.8% excluding activities outside Spain. Costs corresponding to raw materials – mainly newsprint – are down 5.6%. Personnel and printing costs increase by 8.9% and 17.2% respectively, due to new launches and increased circulation levels.

Direct costs increase in Business and Finance because of the integration of new activities. Excluding activities outside Spain the direct costs of this content division decrease by 2.1%.

The breakdown of direct costs by content divisions is as follows:

Table 6: Direct Costs by content divisions

Million €	2003	2002	Var. %
Sports	92.34	86.38	6.9
Business and Finance	57.25	54.82	4.4
Women's interest	11.80	9.98	18.3
Medical	7.03	7.19	(2.3)
Youth	3.32	2.94	12.9
Others	8.61	7.32	17.6
Total Direct Costs	**180.35**	**168.63**	**7.0**

V. CENTRAL COSTS

Central costs increase by 5.1% to € 23.68 million, mainly as a result of higher personnel costs (+8.5%), which make 56% of total central costs.

VI. GROSS PROFIT

Gross profit by business areas is the following:

Table 7: Gross profit by business areas

Million €	2003	2002	Var. %
Sports	50.37	48.19	4.5
Business and Finance	6.10	8.14	(25.1)
Women's Interest	3.76	3.93	(4.4)
Medical	1.29	1.11	16.1
Youth	0.19	0.47	(60.3)
Others	3.37	4.00	(15.8)
Total Gross Profit	**65.08**	**65.84**	**(1.2)**

Note: Gross Profit= Revenues less Direct Costs, it does not include Central Costs

Consolidated gross profit decreases by 1.2%. The key developments are:

- Remarkable improvement in Sports´ gross profit due mainly to increased advertising revenues (which represent 30% of the total revenues for this division), higher circulation revenues (66% of total revenues) and "other" revenues (Last Lap, MarcaMedia, etc).
- A decline in Business and Finance as a result of the advertising downturn.
- Deterioration in Women's Interest gross profit due to higher costs despite increasing advertising revenues.
- Gross profit in Medical improved, thanks to increasing revenues and lower costs.
- In Youth, gross profit has declined due to higher costs.

VII. NET PROFIT

- Net profit[6] increases to € 60.52 million. This includes capital gains amounting to € 46.89 million obtained from the sale of Recoletos´ 30% stake in Unidad Editorial S.A. (Unedisa).

VIII. SPORTS

This content division shows a remarkable performance despite the unfavourable comparison with 2002, a year marked by an exceptional sports calendar. Revenues from advertising (+4.0%), circulation (+2.4%) as well as "other revenues" (*Last Lap €1.85 million, MarcaMedia €1.50 million, etc*) rise. *Marca* continues increasing its circulation (+2.9%) and readership[7] (+9.8% vs. 2002), with 2.47 million readers daily (market share of 57.3% in readership). *Marca´s* web page traffic reached 173 million page views in December.

---

[6] Net Profit before minorities

[7] EGM "Encuesta General de Medios" measuring readership for the period December-October.

Table 8: Results of the Sports Area

Million €	2003	2002	Var. %
Revenues			
Advertising	42.64	41.01	4.0
Circulation	94.27	92.06	2.4
Others	5.80	1.51	284.3
Total Revenues	**142.71**	**134.57**	**6.0**
Direct Costs	92.34	86.38	6.9
Gross Profit	**50.37**	**48.19**	**4.5**
Gross Profit / Revenues	**35.3**	**35.8%**	

IX. BUSINESS AND FINANCE

In Business and Finance, revenues continue to be hit by the downturn in advertising. Circulation revenues increase due to the integration of our activities in Portugal and Chile. Despite falling circulation of *Expansión* (-2.9%). readership[8] has increased by 44.7% in 2003 reaching 149.000 readers daily (market share of 58.9%).

Table 9: Results of Business and Finance Area

Million €	2003	2002	Var. %
Revenues			
Advertising	37.14	38.03	(2.3)
Circulation	17.69	17.14	3.2
Other	8.51	7.80	9.2
Total Revenues	**63.34**	**62.96**	**0.6**
Direct Costs	57.25	54.82	4.4
Gross Profit	**6.10**	**8.14**	**(25.1)**
Gross Profit / Revenues	**9.6%**	**12.9%**	

Table 10:Results of Business and Finance Area "underlying"

Million €	2003	2002	Var. %
Revenues			
Advertising	27.37	30.19	(9.3)
Circulation	14.17	14.46	(2.0)
Others	6.94	6.94	0.0
Total Revenues	**48.48**	**51.59**	**(6.0)**
Direct Costs	39.17	40.02	(2.1)
Gross Profit	**9.30**	**11.57**	**(19.6)**
Gross Profit / Revenues	19.2%	22.4%	

Excludes Argentina. Chile and Portugal

[8] EGM for the period December-October

X. WOMEN´S INTEREST

Women's Interest revenues increase significantly due to a remarkable performance in advertising and circulation. *Telva* reaches copy sales of 164,274 and increases its readership[9] by 34.1% in 2003 (358,000).

Table 11: Results of Women's Interest Area

Million €	2003	2002	Var. %
Revenues			
Advertising	11.29	9.96	13.3
Circulation	4.11	3.87	6.2
Others	0.16	0.07	120.3
Total Revenues	**15.56**	**13.91**	**11.9**
Direct Costs	11.80	9.98	18.3
Gross Profit	**3.76**	**3.93**	**(4.4)**
Gross Profit / Revenues	**24.2%**	**28.3%**	

XI. MEDICAL

This area has seen an increase in advertising revenues and margins, reflecting cost control.

Table 12: Results of Medical Area

Million €	2003	2002	Var. %
Revenues			
Advertising	8.22	8.10	1.5
Circulation	0.07	0.07	0,0
Other	0.03	0.13	(79.1)
Total Revenues	**8.32**	**8.31**	0.2
Direct Costs	7.03	7.19	(2.3)
Gross Profit	**1.29**	**1.11**	**16.1**
Gross Profit / Revenues	**15.5%**	**13.4%**	

XII. YOUTH

Despite increasing advertising revenues, an increase in costs causes a deterioration in gross profit.

Table 13: Results of Youth Area

Million €	2003	2002	Var. %
Revenues			
Advertising	3.36	3.39	(0.8)
Circulation	0.12	0.00	–
Other	0.04	0.03	42.6
Total Revenues	3.51	3.41	2.8
Direct Costs	3.32	2.94	12.9
Gross Profit	**0.19**	**0.47**	**(60.3)**
Gross Profit / Revenues	**5.3%**	**13.7%**	

[9] EGM "Encuesta General de Medios" for the period December-October

XIII. CASH-FLOW

Table 14: Cash-flow

Millions of €	2003	2002	Var. %
Net Income after Minority	**59.80**	**49.57**	**20.6**
Depreciation	10.88	11.13	(2.3)
Goodwill Amortisation	1.38	11.48	(87.9)
Extraord. Goodwill Amortisation Argentina	0.00	15.00	–
Provisions with regard to Fixed Assets	(0.53)	3.26	–
Other Adjustments	(48.36)	(49.52)	(2.4)
Net Cash provided by Operating Activities	**23.18**	**40.93**	**(43.4)**
Change in Working Capital	6.01	21.76	(72.4)
Net Capex	62.32	100.16	(37.8)
Net Cash used in Investment Activities	**68.33**	**121.92**	**(43.9)**
Equity Financing	–	0.00	–
Net Debt Financing	–	0.00	–
Dividend Payment	(136.35)	(1.96)	–
Other changes in Shareholders' Equity	1.10	1.86	–
Net Cash provided by Financing Activities	**(135.25)**	**(0.10)**	**–**
Net Increase in Cash and Cash Equivalents	**(43.75)**	**162.75**	**–**

XIV. CONSOLIDATED BALANCE SHEET

Table 15: Consolidated Balance Sheet

Million €	2003 December	2002 December
Fixed Assets:	94.48	113.98
- Tangible Assets	63.93	58.08
- Intangible Assets	4.49	5.73
- Financial Investments	26.06	50.18
Goodwill on Amortisation	19.27	26.83
Accounts receivable	54.52	47.12
Stocks	5.09	5.91
Cash and Cash Equivalents*	196.29	240.04
Other Assets	2.75	2.64
Total Assets	**372.41**	**436.52**
Shareholders Equity	270.41	345.86
Minority Shareholders	1.47	1.10
Provisions	11.58	12.26
Long-term Liabilities	2.56	3.62
Short-term Liabilities	86.39	73.68
Total Debts	**372.41**	**436.52**

* *It includes, at December 2002 € 32.97 million, and at December 2004 € 33.69 million SIMCAV (Investment Trust)*

XV. OTHER RELEVANT ISSUES

The Board of Directors of Recoletos Grupo de Comunicación S.A. decided on November 5th, to call an Extraordinary Shareholders' General Meeting that was held on December 17th 2003. The following proposals for dividend distribution were approved:

1. An extraordinary dividend. amounting to € 80.478.391 charged to
   a) Voluntary Reserves - amounting to €65.000.000 - and
   b) Share Premium Account – the remaining €15.478.391 - .
   This would represent a gross payment of € 0.6168 per share.

2. An interim dividend of € 50.000.000 corresponding to financial year 2003. This would represent a gross payment of € 0.3832 per share.

As the Extraordinary Shareholders' General Meeting approved these proposals, Recoletos Grupo de Comunicación S.A. distributed a gross amount of 1€ per share (as a result of adding the proposed extraordinary dividend and the amount charged to the dividend corresponding to the financial year 2003). The payment took place on December 29th 2003, the beneficiaries being all shareholders that were registered as such at closure of the market on December 26th 2003.

Recoletos announced July 16th the acquisition of a 10% stake in the weekly general interest newspaper La Estrella de Papel. La Estrella de Papel was launched June 1st 2003 and founded by Pablo Sebastian, editor of the publication.

Recoletos announced July 21st 2003 the acquisition of a 49% stake in Last Lap. a company for the organisation of sport and leisure events. Last Lap has been incorporated to Recoletos sports division to enhance the Group's strategy of offering a full range of products and services throughout the sports and leisure sector.

Recoletos agreed on March 2003 to sell to RCS Editori SpA its 30% stake in Unidad Editorial S.A. (Unedisa). The sale, valued at € 80.00 million including capital gains of € 46.89 million, was completed March 6th 2003.

XVI. IMPACT OF DIFFERENCES IN EXCHANGE RATES WITH ARGENTINEAN CURRENCY

At December 2003, the exchange rates used for the conversion to euros have been the following:
- Profit and Loss account items, at the average exchange rate for the twelve months of the year: 3.37 Argentinean pesos/Euro.
- Balance Sheet items, at the official exchange rate at the end of December: 3.69 Argentinean pesos / Euro.

At December 2002 the exchange rates used were:
- the average exchange rate for the twelve month period of 3.09 Argentinean pesos/Euro for the Profit and Loss items, and
- the December-end rate of 3.53 Argentinean pesos/Euro, for the Balance Sheet items.

Differences resulting from the application of this conversion method are recorded under "Differences on Currency Translation" within "Shareholder's Equity" on the consolidated Balance Sheet.

XVII. OPERATING FIGURES

OPERATING MAGNITUDES	2003	2002	%Var.
SPORTS			
Cumulative Marca copy sales	390,676	379,679	2.9
Cumulative Golf Digest copy sales	14,138	14,857	(4.8)
December page views of marca.com (´000)	173,097	125,363	123.4
BUSINESS AND FINANCE			
Cumulative Expansión copy sales	46,307	47,709	(2.9)
Cumulative Actualidad Económica copy sales	20,571	20,078	2.5
December page views of Expansión.com (´000)	16.074	11,848	(5.4)
Dec. page views Expansiónyempleo.com (´000)	1.401	1,690	(17.1)
WOMEN´S INTEREST	164.274	159.094	3.3
Cumulative copy sales Telva	8,014	3,457	108.7
September page views estarguapa.com (´000)			
MEDICAL AND YOUTH			
September page views diario medico.com (´000)	4,045	2,480	9.1
September page views tuGueb.com (´000)	2,447	1,156	111.6

press release

PEARSON

1 March 2004

PEARSON PLC PRELIMINARY RESULTS

12 months ended 31 December 2003

	2003	2002	Change – underlying	Change – constant currency	Change – headline
Sales	£4,048m	£4,320m	(4)%	(2)%	(6)%
Business performance*					
Operating profit	£490m	£493m	0%	5%	(1)%
Profit before tax	£410m	£399m		8%	3%
Adjusted earnings per share	32.0p	30.3p		11%	6%
Operating free cash flow	£210m	£305m			(31)%
Free cash flow	£192m	£215m			(11)%
Operating margin	12.1%	11.4%			
Return on invested capital	6.3%	6.0%			
Statutory results					
Operating profit	£226m	£143m			58%
Profit/ (loss) before tax	£152m	£(25)m			--
Basic earnings/ (loss) per share	6.9p	(13.9)p			--
Dividend per share	24.2p	23.4p			3%
Net borrowings	£1,361m	£1,408m			(3)%

** Continuing operations before goodwill (2003: £(264)m; 2002: £(340)m), integration costs (2003: £nil; 2002: £(10)m), non operating items (2003: £6m; 2002: £(37)m) and net finance costs (2003: £nil; 2002: £(37)m).*

Constant currency growth rates are calculated using constant 2002 exchange rates. In 2003, currency movements reduced revenues by £181m and profits by £27m. Underlying growth rates exclude the impact of currency movements and portfolio changes. In 2003, portfolio changes increased revenues by £89m and profits by £24m. Throughout this statement, we refer to business performance measures and growth rates on an underlying basis unless otherwise stated.

2003: market share and efficiency gains bring improvements in operating margin, adjusted earnings per share and return on invested capital;

2004: underlying progress on earnings, cash and returns expected, despite a weak school calendar and investments to gain share and accelerate organic growth;

2005: acceleration in earnings, cash and returns, with the strengthening of the US School industry, $1bn of multi-year contract wins in 2003 and lower costs in advertising and technology-related businesses.

Marjorie Scardino, chief executive, said:

"In the face of a tough business environment over the past few years we have improved our market positions through operating efficiency and product quality. We are now leaner, stronger and more ready for the better conditions we're beginning to see ahead.

"In 2004 we expect to make further underlying progress toward our financial goals, and in 2005 we see a very strong performance from our whole company. That will be underpinned by US

school publishing and the contracts we already have in-house. Any recovery in our cyclical businesses would be a further benefit."

2003 highlights: strong competitive performances and further efficiency gains

- School sales up 1% and profit up 13%. US basal publishing up 4% (against market growth of 1%); digital learning business returns to profit despite lower sales; testing business wins $300m of new contracts;
- Higher Education sales up 6% and profit up 11%. US Higher Education business up 6% (against market up 3%) in fifth straight year of market share gains;
- Professional sales and profits lower due to impact of the 2002 TSA contract. Technology publishing business maintains margins and gains share in a declining market; Professional Testing and Government Solutions win $800m of new long-term contracts;
- FT Group profits up 8% despite tough market for business advertising; first signs of improvements in advertising trends in the second half of the year. IDC increases profits by 18% and business newspapers invest to strengthen competitive positions;
- Penguin increases revenues and profits by 2% for another record year. Strong publishing offsets industry-wide backlist softness.

Outlook

At this early stage in the year, we continue to expect further underlying progress on earnings, cash and returns in 2004. Pearson generates approximately two thirds of its revenues in the US and a five cent change in the average exchange rate for the full year (which in 2003 was £1:$1.63) will have an impact of approximately 1p on adjusted earnings per share. Our outlook is:

- We expect revenues at our School business to be broadly in line with 2003, as growth in testing and digital learning offset lower sales in US school publishing, where we expect the industry to decline in the mid-single digits. We expect our US publishing margins to ease by 1 – 2% points but expect margin progress elsewhere in the School business. We are continuing to invest in our programmes in key subjects and in 2005, based on the current adoption schedule, we expect revenues at our US School publishing business to grow in double digits, with a margin recovery. Full implementation of No Child Left Behind from 2005 and improving state budgets should benefit our testing and digital learning businesses;
- In 2004, we expect our US Higher Education business to grow in the 4-6% range, gaining share with a strong publishing schedule, our online services and custom publishing;
- We expect our Professional businesses to show revenue and profit growth in 2004, even as we invest in our new professional testing centres;
- Penguin faces tough revenue and profit comparisons after another record year in 2003, but we expect to grow faster than the consumer publishing market with another strong publishing schedule. This year, Penguin will increase investment in its publishing and in initiatives to reach new readers. We expect Penguin to deliver a good cash performance, even though its publishing schedule will again be concentrated in the fourth quarter;
- Advertising trends at our business newspapers have continued to improve in the first two months of the year. Advertising revenues at the Financial Times, which were 18% lower in the first half of 2003 and 12% lower in the second half, are 4% lower in the year to date. Forward bookings are running a little ahead of last year at all our business newspapers. Although the outlook for our

business newspapers remains uncertain, we expect the cost actions we have taken to reduce losses at the *Financial Times* by approximately £20m this year even without any advertising recovery. Once again, we expect IDC to deliver good results, with profit growth in the mid-single digits.

For more information:

UK: Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310

US: Jeff Taylor (analysts and investors) +1 952 201 6878 / David Hakensen (media) + 1 952 681 3040

Pearson's preliminary results presentation for investors and analysts will be webcast live today from 0930 (GMT) and available for replay from 12 noon (GMT) via www.pearson.com.

We will also be holding a conference call for US investors at 1000 (EST)/1500 (GMT) To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

Video interviews with Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, are also available at www.pearson.com.

High resolution photographs are available for the media at www.newscast.co.uk.

Throughout this statement (unless otherwise stated):

1. *Adjusted figures are stated before goodwill, integration costs and non operating items. Goodwill is amortised over no more than 20 years;*

2. *The 'business performance' measures, which Pearson uses alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5 and 10.*

Operating review

2003 overview

In 2003, sales declined by 4%. Strong competitive performances in our book businesses could not offset the absence of the one-off Transportation Security Administration (TSA) contract, which contributed some £250m to our sales in 2002, and tough trading conditions for our advertising and technology-related businesses. The impact of the £272m sales decline was almost entirely offset by cost reductions, so that operating profit was £3m lower at £490m and profit before tax improved to £410m (£399m in 2002). Operating margins improved from 11.4% to 12.1%. Adjusted earnings per share grew to 32.0p, an increase of 6%.

Operating free cash flow was £210m (£305m in 2002) and free cash flow was £192m (£215m in 2002). Two major factors, both timing-related, masked an otherwise strong performance. Penguin's publishing schedule was particularly concentrated in the fourth quarter, pushing collections into 2004, and the TSA has not yet paid some $151m relating to the 2002 contract. We held capital expenditure below the level of depreciation and, stripping out the TSA impact, average use of working capital improved slightly on 2002, even as we increased investment in new authors, titles and programmes. We reduced our cash spend on integration, finance charges and tax from £240m in 2002 to £128m in 2003.

On a statutory basis, Pearson reported a profit before tax for the year of £152m (a £25m loss in 2002) and generated earnings per share of 6.9p (a loss per share of 13.9p in 2002). Net borrowings fell a further 3% to end the year at £1,361m. The board is recommending a 3.4% increase in the dividend to 24.2p per share.

Pearson Education

£ millions	**2003**	**2002**	**Change – underlying**	**Change – constant currency**	**Change – headline**
Sales					
School	1,176	1,151	1%	8%	2%
Higher Education	772	775	6%	6%	0%
Professional	503	784	(30)%	(32)%	(36)%
FT Knowledge	-	46	-	-	-
Pearson Education	**2,451**	**2,756**	**(6)%**	**(5)%**	**(11)%**
Operating profit					
School	127	115	13%	17%	10%
Higher Education	148	142	11%	11%	4%
Professional	38	81	(51)%	(52)%	(53)%
FT Knowledge	-	(12)	-	-	-
Pearson Education	**313**	**326**	**(2)%**	**2%**	**(4)%**

Sales at **Pearson Education** were 6% lower than in 2002, as good growth in our School and Higher Education businesses could not fill the gap left by the absence of the £250m TSA contract. Profits were 2% lower, as progress in School and Higher Education largely offset a 51% decline in our Professional operations. Margins improved as we benefited from sales growth, operating efficiencies and the 2002 disposal of FT Knowledge.

In our **School** business, sales were 1% higher and operating profits up 13%. In the US, our textbook publishing business grew 2% as our basal imprints Scott Foresman and Prentice Hall increased revenues by 4% against basal market growth of some 1%. Our new elementary social studies programme took a

market share of more than 50% in adoption states, helping Pearson to take the leading position in new adoptions with a share of approximately 29%.

Sales at our supplementary publishing business were lower than in 2002 as we discontinued some unprofitable product lines and were affected by industry-wide weakness in state budgets. Although the same pressures reduced sales at our School digital learning business, strong cost management enabled it to return to a small profit. In School testing, 2003 revenues were a little ahead of the previous year and we won more than $300m worth of new multi-year contracts which will boost sales from 2005, when the Federal Government's No Child Left Behind accountability measures become mandatory.

Outside the US, revenues were up 7% with good growth in English Language Teaching and in our School publishing operations in Hong Kong, South Africa, the UK and the Middle East. Our UK testing business, London Qualifications, contributed revenues of £89m.

Our **Higher Education** business increased revenues by 6% and operating profits by 11%. In the US the Higher Education publishing business grew its revenues by 6%. Excluding Pearson, the market grew by 3%. This comes on top of 14% revenue growth in 2002 and marks our fifth straight year of market share gains. Though industry growth slowed a little in 2003, the long-term fundamentals of growing enrolments, a boom in community colleges and a strong demand for post-secondary qualifications more than offset the impact of state budget weaknesses and rising tuition fees.

Our business benefited from a strong schedule of first editions including Faigley's *Penguin Handbook* in English Composition, Wood & Wood's *Mastering World Psychology* and Jones & Wood's *Created Equal* in American History. The use of technology continues to distinguish our learning programmes, with almost one million students now following their courses through our paid-for online sites, an increase of 30% on last year, and a further 1.4 million using our free online services. Our market-leading custom publishing business, which creates personalised textbooks and online packages for individual professors and faculties, grew revenues by 35%, with sales exceeding $100m for the first time.

Outside the US, our Higher Education imprints grew 7%, helped by strong growth in key markets including Europe and Canada, solid local publishing and the introduction of our custom publishing model.

Revenues and profits were significantly lower in our **Professional** business, caused by both the absence of the TSA contract and the associated close-out costs. The $151m receivable from the TSA remains outstanding, and we are discussing with the TSA the post-contract audit and payment. We expect this process to be completed in 2004, and that we will receive payment of the amount due, although the timing of the receipt remains uncertain.

TSA apart, our Government Solutions business grew by 39%, benefiting from new contracts with the Department of Health and the USAC. The Professional Testing business, which had revenues of approximately $100m in 2003, 51% higher than in 2002 excluding TSA, won more than $600m of new long-term contracts. These include testing learner drivers for the UK's Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers. In 2004 we will invest in the expansion of our international network of testing centres to support these contracts, from which we expect to generate significant revenue and profit growth from 2005.

Our worldwide technology publishing operations maintained margins despite a 12% drop in revenues. After a severe three-year technology recession, in which our publishing revenues have fallen by 36%, the rate of decline now appears to be slowing, particularly in the US.

The Penguin Group

£ millions	2003	2002	Change – underlying	Change – constant currency	Change – headline
Sales	840	838	2%	4%	0%
Operating profit	91	87	2%	8%	5%

Note: *At the beginning of 2003 we transferred our Alpha consumer technology publishing business from Pearson Education's Professional division to Penguin. Our calculation of Penguin's underlying growth includes Alpha for both 2002 and 2003.*

Penguin increased revenues and profits by 2%. In the US, our largest market, accounting for around two-thirds of sales, our best ever schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing. In the UK our backlist performed well, helped by the relaunch of Penguin Classics and BBC's *The Big Read.*

Penguin's best-selling books included Sue Monk Kidd's debut novel *The Secret Life of Bees* (2.3m copies sold) John Steinbeck's *East of Eden* (1.5m), Al Franken's *Lies and the Lying Liars Who Tell Them* (1.1m), Scott Berg's *Kate Remembered* (0.5m), Paul Burrell's *A Royal Duty* (0.9m), Madonna's *The English Roses* and *Mr Peabody's Apples* (0.9m) and Michael Moore's *Stupid White Men* (0.8m). Dorling Kindersley faced a tough backlist market but benefited from three major new titles: *America 24/7*, Tom Peters' *Re-Imagine!* and an *e-Encyclopaedia* published in association with Google.

We increased spending on authors' advances as we invested in a number of new imprints including Portfolio (business books), Gotham (non-fiction), and The Penguin Press (non-fiction), which has already signed almost 100 authors, including Alexandra Fuller, Ron Chernow and John Berendt. We signed new multi-book deals with a number of our most successful authors including Catherine Coulter and Nora Roberts, whose books have spent a total of 71 weeks at number one on the *New York Times* bestseller list. In the year ahead we will also be investing in channel initiatives to build the Penguin and DK brands and to reach new consumers. These include Penguin TV, which will commission non-fiction and children's programmes based on DK and Penguin books, and a pilot direct selling programme in the US.

Pearson is the world's largest book publisher and last year we continued to integrate our book publishing operations around the world. In Australia and Canada, the first two markets where we combined Penguin and Pearson Education into one company, profits were up 17% and 12% respectively. In the UK, we are shortly to move the two businesses to a single shared warehousing and distribution centre and in the US we have begun to consolidate central functions. The costs of these integration moves were absorbed in the operating profits of Pearson Education and Penguin in 2002 and 2003, and we continue to expect them to deliver some £20m of annual cost savings from 2005.

Financial Times Group

£ millions	2003	2002	Change – underlying	Change – constant currency	Change – headline
Sales					
Financial Times	203	224	(9)%	(9)%	(9)%
Other FT publishing	112	105	(7)%	0%	7%
Recoletos	169	148	4%	4%	14%
IDC	273	249	2%	15%	10%
Total	**757**	**726**	**(3)%**	**3%**	**4%**
Operating profit / (loss)					
Financial Times	(32)	(23)	(37)%	(37)%	(39)%
Other FT publishing	6	10	(42)%	(45)%	(40)%
Associates & Joint Ventures	3	(6)	--	--	--
Recoletos	28	29	(11)%	(11)%	(3)%
IDC	81	70	18%	24%	16%
Total	**86**	**80**	**8%**	**13%**	**8%**

The **Financial Times Group** increased profits by 8% despite a 3% revenue decline as IDC, our asset pricing business, posted an 18% profit increase (before the benefits of Comstock, acquired last January). For our business newspapers, 2003 was the third year of a savage corporate advertising recession which has seen advertising volumes at the *Financial Times* fall almost two-thirds since their peak in 2000. Over the same period, we have reduced the FT's cost base by more than £100 million.

Losses at the *Financial Times* were £9m higher than in 2002 as advertising revenues fell by £23m and we invested some £10m in the newspaper's continued expansion around the world. Advertising revenues were down 15% as industry conditions remained tough for the FT's key advertising categories of corporate finance, technology and business to business. The advertising declines were significantly worse immediately before and during the war in Iraq, but the rate of decline began to narrow towards the end of the year, helped by growth in US, online and recruitment advertising. The newspaper's circulation in the six months to January 2004 was 433,000, 4% lower than in the same period last year, although FT.com's subscribers are some 50% higher at 74,000. The launch of our Asian edition in September completed the FT's global network of four regional newspaper editions, backed up by a single editorial, commercial and technology infrastructure and by FT.com.

Profits at *Les Echos* were behind last year, reflecting continuing declines in advertising revenues and investment in the newspaper's relaunch. Average circulation for the year was down 4% to 116,400, but the September relaunch generated a positive response, with newsstand sales in the final quarter up 4% against a market decline of 6%. Despite a continued decline in the advertising market, FT Business posted profit growth, due to tight cost management.

The FT's associates and joint ventures returned to profit (£6m loss in 2002) with good progress at *FT Deutschland*, our joint venture with Gruner + Jahr, and at the Economist Group, in which Pearson owns a 50% interest. *FT Deutschland's* average circulation for 2003 was 92,000, an increase of 9% on the previous year and advertising revenues increased in a declining market. The Economist Group increased its operating profit despite further revenue declines, reflecting additional measures to reduce costs. *The Economist's* circulation growth continued, with average weekly circulation 3% higher at 908,000.

Revenues at **Recoletos** (Bolsa Madrid: REC), our 79%-owned Spanish media group, were up 4% as its consumer titles, including sports newspaper *Marca*, performed strongly, more than offsetting further

advertising revenue decline at business newspaper *Expansión*. Profits were 11% lower as Recoletos invested in existing and new titles. Average circulation at *Marca* increased 3% to 391,000, and at Expansión fell 3% to 46,000.

Interactive Data Corporation (NYSE: IDC), our 61%-owned asset pricing business, grew its underlying revenues in a declining market for the fourth consecutive year. Revenues increased by 2% and profits by 18%, despite continuing weakness in the market for financial services as institutions focused on containing costs. It was helped by strong institutional renewal rates, which continue to run at more than 95%, the addition of new asset classes to its core pricing services, and the successful launch of our Fair Value Pricing service, which is now installed in 35 leading institutions. IDC continued to extend its range of services through new products such as e-Finance Solutions, enhancements of existing products such as BondEdge and eSignal and bolt-on acquisitions including Comstock, a real-time financial data service, and Hyperfeed Technologies.

Financial review

Profit before tax
In 2003 we report a profit before tax of £152m against a loss of £25m in 2002 as acquisition integration charges ceased and the goodwill amortisation charge reduced.

Goodwill amortisation
Goodwill is a balance sheet item which represents the difference between the price paid for acquisitions and the fair value of the assets acquired. Pearson amortises goodwill to the profit and loss account over whichever is the shorter of the estimated useful life of the acquisition and a period of 20 years. The goodwill amortisation charge fell by £66m last year to £264m, mainly due to Family Education Network and CBS Marketwatch, where the final amortisation charges were incurred in the first half of 2003.

Goodwill impairment
Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. In 2003 no impairment charges were necessary.

Integration costs
Integration costs are the one-off costs of integrating significant recent acquisitions into our existing businesses. The last of these significant acquisitions occurred in 2000 and the final costs of integration were incurred in 2002. In 2003 there were no integration charges and all other restructuring and related costs have been expensed through the profit and loss account as part of the ongoing operations of our businesses.

Non operating items
Non operating items relate to gains and losses on the sale or closure of businesses and on the sale of fixed assets. In 2003 we had an overall profit on non operating items of £6m, mainly relating to the sale of an associate investment in Unidesa by Recoletos.

Interest
Net operating interest fell by £14m to £80m, with average net debt decreasing by £157m. Interest was further reduced by the effect of a general fall in interest rates during the year. The weighted average three month LIBOR rate, reflecting the Group's borrowings in US dollars, euros, and sterling, fell by 75 basis points, or 0.75%. The impact of these falls was dampened by our treasury policy of having 40 – 65% of net debt at fixed interest rates. As a result, the Group's net interest rate payable averaged approximately 4.6%, improving from 5.0% in the previous year.

Taxation
The tax charge for the year was £75m. As in previous years, this high rate of tax has come about mainly because there is only very limited tax relief available for the goodwill amortisation charged in the accounts. The total tax charge of £75m includes credits of £56 million relating to prior year items; these reflect a combination of settlements with Revenue authorities and changes to deferred tax balances.

The tax rate on adjusted earnings fell from 32.8% in 2002 to 31.2% in 2003. This decline reflects the factors above, the impact of the dollar exchange rate, and a more favorable mix of profits between higher and lower tax rate jurisdictions.

Minority interests
Minority interests include a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends
The dividend payment of £192m which we are recommending in respect of 2003 represents 24.2p per share – a 3.4% increase on 2002. The dividend is covered 1.3 times by adjusted earnings, and 1.1 times by operating free cash flow. The company seeks to maintain a balance between the requirements of our

shareholders, including our many private shareholders, for a rising stream of dividend income and the re-investment opportunities that we see across the Group. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business.

Pensions

Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our people operate 401K (essentially defined contribution) plans. Our most recent full valuation of the UK Pension Fund was in 2001 and the next full valuation will be completed during 2004. The pension funding level is kept under regular review by the company and the Fund trustees. After an informal indication in 2002, and taking account of current stock market conditions, the company increased contributions by £5m to £25m in 2003 and has taken an additional £6m charge to the profit and loss account, ahead of the full valuation in 2004. The additional contributions were designed to keep the scheme fully funded and bridge the gap between the 2001 valuation and current expectations.

Consolidated Profit and Loss Account

for the year ended 31 December 2003

all figures in £ millions	Note	2003 Results from operations	2003 Other items	2003 Total	2002 Results from operations	2002 Other items	2002 Total
Sales (including share of joint ventures)		**4,066**	**-**	**4,066**	4,331	-	4,331
Less: share of joint ventures		**(18)**	**-**	**(18)**	(11)	-	(11)
Sales	2a	**4,048**	**-**	**4,048**	4,320	-	4,320
Group operating profit		**483**	**(257)**	**226**	496	(302)	194
Share of operating profit/(loss) of joint ventures and associates	2c	**7**	**(7)**	**-**	(3)	(48)	(51)
Total operating profit	2b	**490**	**(264)**	**226**	493	(350)	143
Loss on sale of fixed assets and investments	3a	**-**	**(2)**	**(2)**	-	(13)	(13)
Profit/(loss) on sale of subsidiaries and associates	3b	**-**	**8**	**8**	-	(27)	(27)
Profit on sale of subsidiaries by an associate	3c	**-**	**-**	**-**	-	3	3
Non operating items		**-**	**6**	**6**	-	(37)	(37)
Profit before interest and taxation		**490**	**(258)**	**232**	493	(387)	106
Net finance costs	4	**(80)**	**-**	**(80)**	(94)	(37)	(131)
Profit/(loss) before taxation		**410**	**(258)**	**152**	399	(424)	(25)
Taxation	6	**(128)**	**53**	**(75)**	(131)	67	(64)
Profit/(loss) after taxation		**282**	**(205)**	**77**	268	(357)	(89)
Equity minority interests		**(28)**	**6**	**(22)**	(27)	5	(22)
Profit/(loss) for the financial year		**254**	**(199)**	**55**	241	(352)	(111)
Dividends on equity shares	7			**(192)**			(187)
Loss retained				**(137)**			(298)
Adjusted earnings per share	5			**32.0p**			30.3p
Basic earnings/(loss) per share	5			**6.9p**			(13.9)p
Diluted earnings/(loss) per share	5			**6.9p**			(13.9)p
Dividend per share	7			**24.2p**			23.4p

There is no difference between the profit/(loss) before taxation and the retained loss for the year stated above and their historical cost equivalents.

Consolidated Balance Sheet
as at 31 December 2003

all figures in £ millions	Note	**2003**	2002
Fixed assets			
Intangible assets		**3,260**	3,610
Tangible assets		**468**	503
Investments: joint ventures			
Share of gross assets		**7**	7
Share of gross liabilities		**(1)**	-
		6	7
Investments: associates		**58**	106
Investments: other		**80**	84
		3,872	4,310
Current assets			
Stocks		**683**	734
Debtors		**1,132**	1,057
Deferred taxation		**145**	174
Investments		**2**	2
Cash at bank and in hand		**561**	575
		2,523	2,542
Creditors – amounts falling due within one year			
Short-term borrowing		**(575)**	(249)
Other creditors		**(1,129)**	(1,114)
		(1,704)	(1,363)
Net current assets		**819**	1,179
Total assets less current liabilities		**4,691**	5,489
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing		**(1,347)**	(1,734)
Other creditors		**(45)**	(60)
		(1,392)	(1,794)
Provisions for liabilities and charges		**(152)**	(165)
Net assets		**3,147**	3,530
Capital and reserves			
Called up share capital	9	**201**	200
Share premium account	9	**2,469**	2,465
Profit and loss account	9	**282**	673
Equity shareholders' funds		**2,952**	3,338
Equity minority interests		**195**	192
		3,147	3,530

Consolidated Cash Flow Statement

for the year ended 31 December 2003

all figures in £ millions	Note	**2003**	2002
Net cash inflow from operating activities	10	**359**	529
Dividends from joint ventures and associates		**9**	6
Interest received		**11**	11
Interest paid		**(86)**	(151)
Debt issue costs		**(1)**	-
Dividends paid to minority interests		**(19)**	(1)
Returns on investments and servicing of finance		**(95)**	(141)
Taxation		**(44)**	(55)
Purchase of tangible fixed assets		**(105)**	(126)
Sale of tangible fixed assets		**8**	7
Purchase of investments		**(4)**	(21)
Sale of investments		**-**	3
Capital expenditure and financial investment		**(101)**	(137)
Purchase of subsidiaries		**(94)**	(87)
Net cash acquired with subsidiaries		**34**	1
Purchase of joint ventures and associates		**(5)**	(40)
Sale of subsidiaries		**(4)**	3
Net overdrafts/(cash) disposed with subsidiaries		**1**	(1)
Sale of associates		**57**	920
Acquisitions and disposals		**(11)**	796
Equity dividends paid		**(188)**	(181)
Net cash (outflow)/inflow before management of liquid resources and financing		**(71)**	817
Liquid resources acquired		**(85)**	(65)
Collateral deposit reimbursed		**-**	22
Management of liquid resources		**(85)**	(43)
Issue of equity share capital		**5**	6
Capital element of finance leases		**(3)**	(5)
Loan facility advanced/(repaid)		**1**	(507)
Bonds advanced		**180**	-
Bonds repaid		**(159)**	(167)
Collateral deposit received		**54**	17
Net movement in other borrowings		**(13)**	(7)
Financing		**65**	(663)
(Decrease)/increase in cash in the year		**(91)**	111

2003 results

The preliminary results for the year ended 31 December 2003 have been extracted from audited accounts, which have not yet been delivered to the Registrar of Companies. The 2002 accounts carry an unqualified audit report and have been so delivered. The 2003 Annual Report will be posted to shareholders on Thursday 25 March 2003.

Dividend

The directors recommend a final dividend of 14.8p per share, payable on Friday 7 May 2004 to shareholders on the register at the close of business on Tuesday 13 April 2004.

Annual General Meeting

The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, at 12 noon on Friday 30 April 2004.

Statement of Total Recognised Gains and Losses
for the year ended 31 December 2003

all figures in £ millions	**2003**	2002
Profit/(loss) for the financial year	**55**	(111)
Other net gains and losses recognised in reserves:		
Currency translation differences	**(254)**	(317)
Taxation on currency translation differences	**-**	5
Total recognised gains and losses relating to the year	**(199)**	(423)
Prior year adjustment – FRS 19	**-**	209
Total recognised gains and losses	**(199)**	(214)

Reconciliation of Movements in Equity Shareholders' Funds
for the year ended 31 December 2003

all figures in £ millions	**2003**	2002
Profit/(loss) for the financial year	**55**	(111)
Dividends on equity shares	**(192)**	(187)
	(137)	(298)
Currency translation differences (net of taxation)	**(254)**	(312)
Goodwill written back on sale of subsidiaries and associates	**-**	144
Shares issued	**5**	6
Replacement options granted on acquisition of subsidiary	**-**	1
Net movement for the year	**(386)**	(459)
Equity shareholders' funds at beginning of the year	**3,338**	3,797
Equity shareholders' funds at end of the year	**2,952**	3,338

Notes to the 2003 Results
for the year ended 31 December 2003

1. Basis of preparation

The results for the year ended 31 December 2003 have been prepared in accordance with the accounting policies set out in the 2002 Annual Report, except that the amendment to FRS 5 – Application Note G 'Revenue recognition' has been applied in respect of multiple element arrangements, which has not given rise to a material adjustment.

2a. Analysis of sales

all figures in £ millions	**2003**	2002
Business sectors		
Pearson Education	**2,451**	2,756
FT Group	**757**	726
The Penguin Group	**840**	838
Continuing operations	**4,048**	4,320
Geographical markets supplied		
United Kingdom	**474**	411
Continental Europe	**463**	419
North America	**2,742**	3,139
Asia Pacific	**255**	249
Rest of World	**114**	102
Continuing operations	**4,048**	4,320

2b. Analysis of total operating profit

	2003				
all figures in £ millions	**Results from operations**	**Integration costs**	**Goodwill amortisation**	**Goodwill impairment**	**Operating profit**
Business sectors					
Pearson Education	**313**	**-**	**(207)**	**-**	**106**
FT Group	**86**	**-**	**(36)**	**-**	**50**
The Penguin Group	**91**	**-**	**(21)**	**-**	**70**
Continuing operations	**490**	**-**	**(264)**	**-**	**226**

2b. Analysis of total operating profit (continued)

all figures in £ millions	2003 Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating profit
Geographical markets supplied					
United Kingdom	(46)	-	(31)	-	(77)
Continental Europe	29	-	(10)	-	19
North America	466	-	(218)	-	248
Asia Pacific	33	-	(5)	-	28
Rest of World	8	-	-	-	8
Continuing operations	490	-	(264)	-	226

all figures in £ millions	2002 Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating profit
Business sectors					
Pearson Education	326	(7)	(244)	-	75
FT Group	80	-	(65)	(10)	5
The Penguin Group	87	(3)	(18)	-	66
Continuing operations	493	(10)	(327)	(10)	146
Discontinued operations	-	-	(3)	-	(3)
	493	(10)	(330)	(10)	143
Geographical markets supplied					
United Kingdom	(72)	(5)	(25)	-	(102)
Continental Europe	40	-	(8)	-	32
North America	495	(5)	(288)	-	202
Asia Pacific	31	-	(6)	-	25
Rest of World	(1)	-	-	(10)	(11)
Continuing operations	493	(10)	(327)	(10)	146
Discontinued operations	-	-	(3)	-	(3)
	493	(10)	(330)	(10)	143

Note: Analyses of the profits and losses of joint ventures and associates are shown in note 2c.

2c. Share of operating loss of joint ventures and operating profit/(loss) of associates

Joint ventures

all figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
	2003				
Business sectors					
Pearson Education	-	-	-	-	-
FT Group	(11)	-	-	-	(11)
The Penguin Group	1	-	-	-	1
Continuing operations	(10)	-	-	-	(10)

all figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
	2002				
Business sectors					
Pearson Education	(1)	-	-	-	(1)
FT Group	(13)	-	-	-	(13)
The Penguin Group	1	-	-	-	1
Continuing operations	(13)	-	-	-	(13)

Associates

all figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating profit
	2003				
Business sectors					
Pearson Education	1	-	-	-	1
FT Group	16	-	(7)	-	9
The Penguin Group	-	-	-	-	-
Continuing operations	17	-	(7)	-	10

all figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
	2002				
Business sectors					
Pearson Education	3	-	(1)	-	2
FT Group	7	-	(44)	-	(37)
The Penguin Group	-	-	-	-	-
Continuing operations	10	-	(45)	-	(35)
Discontinued operations	-	-	(3)	-	(3)
	10	-	(48)	-	(38)

3a. Loss on sale of fixed assets and investments

all figures in £ millions	**2003**	2002
Net loss on sale of property	**(1)**	(3)
Net loss on sale of investments	**(1)**	(10)
Continuing operations	**(2)**	(13)
Taxation	**-**	6

3b. Profit/(loss) on sale of subsidiaries and associates

all figures in £ millions	**2003**	2002
Profit on sale of Unidesa	**12**	-
Loss on sale of Forum	**(1)**	(40)
Loss on sale of PH Direct	**-**	(8)
Net (loss)/profit on sale of other businesses and associates	**(3)**	3
Continuing operations	**8**	(45)
Profit on sale of the RTL Group – discontinued operations	**-**	18
	8	(27)
Taxation	**(3)**	(6)

3c. Profit on sale of subsidiaries by an associate

all figures in £ millions	**2003**	2002
Profit on sale of Journal of Commerce by the Economist – continuing operations	**-**	3

4. Net finance costs

all figures in £ millions	**2003**	2002
Net interest payable	**(80)**	(94)
Early repayment of debt and termination of swap contracts	**-**	(37)
	(80)	(131)

5. Earnings/(loss) per share

In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented which excludes certain items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

All figures in £ millions	**2003**	2002
Profit/(loss) for the financial year	**55**	(111)
Adjustments:		
Non operating items	**(6)**	37
Integration costs	-	10
Goodwill amortisation	**264**	330
Goodwill impairment	-	10
Other net finance costs	-	37
Taxation on above items	**(53)**	(67)
Minority interest share of above items	**(6)**	(5)
Adjusted earnings	**254**	241
Weighted average number of shares (millions)		
- for basic earnings and adjusted earnings	**794.4**	796.3
Effect of dilutive share options	**0.9**	-
Weighted average number of shares (millions)		
- for diluted earnings	**795.3**	796.3
Adjusted earnings per share	**32.0p**	30.3p
Basic earnings/(loss) per share	**6.9p**	(13.9)p
Diluted earnings/(loss) per share	**6.9p**	(13.9)p

Note: In 2002 the Group made a loss for the financial year (after taking into account goodwill amortisation). Consequently, the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

6. Taxation

The tax rate provided in the profit and loss account is analysed as follows:

all figures in percentages	**2003**	2002
United Kingdom tax rate	**30.0**	30.0
Effect of overseas tax rates	**1.3**	2.8
Other items	**(0.1)**	-
Tax rate reflected in adjusted earnings	**31.2**	32.8

The taxation charge is analysed as:

all figures in £ millions	**2003**	2002
Parent and subsidiaries	**(70)**	(60)
Joint ventures and associates	**(5)**	(4)
	(75)	(64)

7. Dividends

	2003 Pence per share	**2003 £m**	2002 Pence per share	2002 £m
Interim paid	**9.4**	**73**	9.1	72
Final proposed	**14.8**	**119**	14.3	115
Dividends for the year	**24.2**	**192**	23.4	187

8. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	—— £ versus US$ ——	
	2003	2002
Average rate for the year	**1.63**	1.51
Year end rate	**1.79**	1.61

9. Equity shareholders' funds

all figures in £ millions	Share capital	Share premium	Profit and loss account	Total
At 31 December 2002	200	2,465	673	3,338
Exchange differences	-	-	(254)	(254)
Equity shares issued	1	-	-	1
Premium on issue of equity shares	-	4	-	4
Loss retained for the year	-	-	(137)	(137)
At 31 December 2003	**201**	**2,469**	**282**	**2,952**

10. Note to consolidated statement of cash flows

all figures in £ millions	2003	2002
Reconciliation of operating profit to net cash inflow from operating activities		
Total operating profit	**226**	143
Share of loss of joint ventures and associates	**-**	51
Depreciation	**111**	122
Goodwill amortisation and impairment	**257**	292
(Increase)/decrease in stocks	**(8)**	43
Increase in debtors	**(96)**	(111)
(Decrease)/increase in creditors	**(68)**	64
Decrease in operating provisions	**(20)**	(50)
Other and non-cash items	**(43)**	(25)
Net cash inflow from operating activities	**359**	529
Dividends from joint ventures and associates	**9**	6
Purchase of tangible fixed assets	**(105)**	(126)
Capital element of finance leases	**(3)**	(5)
Sale of tangible fixed assets	**8**	7
Add back: cash received relating to acquired deferred income	**42**	-
Add back: non operating capital expenditure	**2**	-
Add back: integration costs	**8**	44
Operating cash flow	**320**	455
Operating tax paid	**(34)**	(46)
Operating finance charges	**(76)**	(104)
Operating free cash flow	**210**	305
Non operating tax paid	**(10)**	(9)
Non operating finance charges	**-**	(37)
Integration costs	**(8)**	(44)
Total free cash flow	**192**	215
Dividends paid (including minorities)	**(207)**	(182)
Net movement of funds from operations	**(15)**	33
Acquisitions of businesses and investments	**(112)**	(124)
Disposals of businesses, investments and property	**52**	930
New equity	**5**	6
Other non operating items	**-**	(5)
Net movement of funds	**(70)**	840
Exchange movements on net debt	**117**	131
Total movement in net debt	**47**	971

Press releases

print version

02 March 2004

Penguin to publish insider's account of John Kerry's campaign

Veteran Political Journalist and Biographer Paul Alexander has been granted unprecedented access to Senator Kerry, his senior campaign team, members of his inner circle, his wife, and other family members. The new book from Riverhead Books will go on sale at the start of the Democratic Convention in July 2004

New York, New York - Senator John Kerry, surging past fellow presidential hopefuls in recent weeks, has emerged as the current front-runner in the Democratic race for the White House. Now, people are asking: What accounted for his strong, decisive showing in every political contest since Iowa and why was none of that evident in the pre-Iowa polls? How did Kerry's campaign stage this surprise turnaround? What do voters need to know about what goes on behind the scenes of Kerry's presidential campaign? Biographer and journalist Paul Alexander knows plenty and in his new book he will share with America what he has discovered. Granted unprecedented access to Kerry's family, his campaign team, advisors, and members of his inner circle, Alexander sheds new light on the man who would be president.

Julie Grau, Vice President and Publisher of Riverhead Books, acquired world rights to the yet-to-be named book for Riverhead, a division of Penguin Group (USA). The book will be embargoed before its national release on July 27, during the Democratic National Convention.

Ms. Grau said, "Paul and I felt there was a story to be told about how this campaign transformed itself in the months prior to Iowa, how it faced the post-Iowa contests, and how it is preparing for the run from July to November. This is a deeper, more significant story that is not coming through in the daily reports from the campaign trail. The fact that Paul has covered Kerry's candidacy for more than two years, and his ability to deliver a timely, investigative, news-making book at a key point in the election calendar presented an irresistible publishing proposition. There's no doubt in my mind this book will create a new understanding of how this candidate is galvanizing his party and supporters."

Mr. Alexander commented, "Writing a book from the campaign trail presents a unique opportunity to tell an important national story with great immediacy. The John Kerry story is dramatic, as is the story of how his campaign came together. This is a very different organization than the one I reported on in 2002. How decisions are being made now is a key indicator of how decisions will be made after the Democratic Convention and in the White House, should he defeat President Bush in November. I can't imagine a story of greater national importance at this moment."

Two years ago, Paul Alexander wrote a piece for Rolling Stone magazine that now seems prophetic: he named John Kerry as the candidate who would emerge as the Democratic front-runner in 2004, and, more than a year before Kerry announced his candidacy, identified the reasons why. Since then, Mr. Alexander has been following the campaign—often from a privileged position on the inside. This book will report what he saw, heard and witnessed about Senator Kerry and his campaign all along the way.

About the Author

Paul Alexander is a former reporter for Time magazine and has written for Rolling Stone, The New York Times Magazine, The Nation, New York magazine, The Village Voice, and the Guardian. Alexander is the author of Man of the People: The Life of John McCain (2002) as well as biographies of Sylvia Plath, J.D. Salinger and James Dean. Until recently, he was the co-host of "Batchelor & Alexander," a nationally syndicated talk radio show on the ABC radio network. Alexander has also directed a documentary on Kerry's Vietnam years, entitled "Brothers in Arms." He lives in New York City.

Notes

Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Berkley Books, Dutton, Frederick Warne, G.P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin Books, The Penguin Press, Philomel, Plume, Puffin, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson plc, the international media company.

Futher information

Marilyn Ducksworth, Penguin Group (USA), (212) 366-2564

Steven Oppenheim, Penguin Group (USA), (212) 366-2562

Dave Zimmer, Penguin Group (USA), (212) 366-2687

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